SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 23/11

COPEL takes four lots in Aneel transmission auction

In accordance with CVM Instruction 358/2002, Companhia Paranaense de Energia COPEL, hereby announces to the market that in the Aneel Transmission Auction 006/2011 held at BM&FBovespa today, it won the right to build and operate the following lots:

Lot	TL (km)	Substation	RAP (BRL million)	CAPEX[1] (BRL million)	State	SPE
A	798	1	49.4	520	RS, PR and SC	20% 80%	COPEL GeT ELETROSUL
E	136	2	17.7	195	PR	49% 51%	COPEL GeT ELECNOR
F	28	1	13.0	111	PR	80% 20%	COPEL GeT ELETROSUL
I	365	-	26.6	360	MA	49% 51%	COPEL GeT ELECNOR
Total	1,327	4	106.7	1,186	-		-

[1] Reference values used by Aneel

All projects are included in the Growth Acceleration Program (PAC) and therefore, are eligible for financing from BNDES. The extension of new high-voltage transmission lines totals 1,327 km. The commercial operation of these projects are scheduled for April 2014, 24 months after the signing of the concession contracts, whose duration is 30 years.

With the results of this auction, COPELreaches a milestone for the fulfillment of its strategic business plan, which provides the addition of 1,000 km of transmission lines by 2015.

Curitiba, December 16, 2011.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations

For additional information, please contact Copel s Investor Relations team:
 ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.